EXHIBIT 21.1

SUBSIDIARIES OF
WHITE RIVER CAPITAL, INC.

1.	Coastal Credit, LLC (Virginia)

2.	Union Acceptance Company, LLC (Indiana)
	a.	UAC-1, LLC (Indiana)
	b.	UAC-2, LLC (Indiana)
	c.	UAC Securitization Corporation (Delaware)